SOCKEYE SEAFOOD GROUP, INC.
                          Suite 400 - 601 W. Broadway
                       Vancouver, B.C., Canada   V5Z  4C2
                           Telephone: (604) 675-6872
                           Facsimile: (604) 713-8601

July 25, 2005

Duc Dang, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0511
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:	Sockeye Seafood Group Inc.
	Registration Statement on Form 10-SB
	Filed on May 26, 2005
	File No. 000-51197

Dear Mr. Dang:

In response to your letter of July 15, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

Available Information
---------------------
1. Please see the revised disclosure in the Available Information section on page 3.

Description of Business
-----------------------
2. Please see the revised disclosure in the Principal Suppliers subsection on the top of page 11.

3. Please see the first paragraph of the Methods of Distribution subsection on the top of page 12.

4.  Please see thefirst paragraph of the Competition subsection on page 17.

5. Please see the last paragraph of the Methods of Distribution subsection on page 16.

6. Please see the first paragraph of the Government Regulation, Licensing and Taxation subsection on page 18.

Management's Plan of Operations and Analysis of Results of Operations
and Financial Conditions
---------------------------------------------------------------------
7. Please see the last sentence in the Results of Operations subsection on page 21.

8.  Please see the revised disclosure in the 4th milestone on page 23.

Risk Factors
------------
9.  Please see the revised Risk Factor 8 on page 27.

Part FS
-------
Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
10. Please see the revised auditor's report included in this Amendment 5.

11. Please see the updated March 31, 2005 interim unaudited financial statements and the revised 10Q-SB filing for the 3/31/05 quarter end, filed concurrently herewith.

Please contact the undersigned if you have any further questions or comments. Thank you for your kind cooperation and assistance in the preparation and review of our registration statement.

Sincerely,



/s/ Sheldon Goldberg,
President and CEO


SG: